07002941

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 MM/DD/YY AND ENDING 12/31/06 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAFFERTY CAPITAL MARKETS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 HILTON AVENUE
(No. and Street)

GARDEN CITY, NY 11530
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN P. SPRAGUE (646) 572 - 3444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CIPOLLA SZIKLAY ASSURANCE SERVICES, LLC
(Name – *if individual, state last, first, middle name*)

ONE BOLAND DRIVE, #102, WEST ORANGE, NJ 07052
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/22

OATH OR AFFIRMATION

I, STEPHEN P. SPRAGUE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAFFERTY CAPITAL MARKETS, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN FINN HALEY
Notary Public, State of New York
No. 01HA4770251
Qualified in New York County
Commission Expires August 31, 2010

[signature]
Notary Public

[signature]
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAFFERTY CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

ONE BOLAND DRIVE
WEST ORANGE, NEW JERSEY 07052

RAFFERTY CAPITAL MARKETS, LLC

December 31, 2006

CONTENTS

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 8 2007

DIVISION OF MARKET REGULATION

MAILING ADDRESS:
NEW JERSEY OFFICE:
ONE BOLAND DRIVE
WEST ORANGE, NEW JERSEY 07052
973-243-9400 · 973-243-7810 FAX

NEW YORK OFFICE:
THE CHRYSLER BUILDING
405 LEXINGTON AVE 26TH FL.
NEW YORK, NY 10174
212-528-3100 · 212-528-3122 FAX

INDEPENDENT AUDITORS' REPORT

To the member of Rafferty Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Rafferty Capital Markets, LLC (the Company) as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rafferty Capital Markets, LLC at December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cipolla Sziklay Assurance Services, L.L.C.
CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.

West Orange, New Jersey
February 8, 2007

RAFFERTY CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	2,549,021
Receivable from broker-dealers		106,781,743
Accrued coupon interest receivable		28,319
Loans receivable from affiliates		1,480,000
Deposits with clearing organizations		1,652,986
Securities owned, at market		3,176,544
Prepaid expenses and accounts receivable, net		1,169,543
TOTAL ASSETS	$	116,838,156

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses	$	3,424,387
Payable to broker-dealers		106,719,885
Payable to clearing organizations		200,807
TOTAL LIABILITIES		110,345,079
Member's Equity		6,493,077
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	116,838,156

See notes to financial statements.

RAFFERTY CAPITAL MARKETS, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

Revenues		
Commission income	$	33,355,843
Trading income, net		289,719
Fee income		3,519,189
Interest and dividends		226,344
Total revenues		37,391,095
Expenses		
Employee compensation and benefits		24,772,845
Clearing and execution expenses		1,774,465
Regulatory fees		225,466
Other operating expenses		7,898,428
Total expenses		34,671,204
Net income	$	2,719,891

See notes to financial statements..

RAFFERTY CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ 3,773,186
Net income	2,719,891
Balance, December 31, 2006	$ 6,493,077

See notes to financial statements.

RAFFERTY CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities	
Net income	$ 2,719,891
Adjustment to reconcile net loss to net cash used by operating activities	
(Increase) decrease in assets	
Receivable from broker-dealers	(6,832,142)
Accrued coupon interest receivable	11,186
Deposits with clearing organizations	279,649
Investment in marketable securities	1,149,597
Prepaid expenses and accounts receivable, net	(523,195)
Increase (decrease) in liabilities	
Accrued expenses	(132,457)
Payable to broker-dealers	6,871,948
Payable to clearing organizations	(1,933,903)
Net cash provided by operating activities	1,610,574
Cash flows from investing activities	
Decrease in employee advances	259,626
Net cash provided by investing activities	259,626
Cash flows from financing activities	
Subordinated liabilities	(3,812,739)
Net cash used by financing activities	(3,812,739)
Decrease in cash	(1,942,539)
Cash, beginning of year	4,491,560
Cash, end of year	$ 2,549,021

See notes to financial statements.

Note 1 **Significant Accounting Policies**

Rafferty Capital Markets, LLC (the Company) was formed as a New York Limited Liability Company on October 16, 2000. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company also provides mutual fund distribution and underwriting services in fifty states, and is a member of the FundServ System of the National Securities Clearing Corp.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in accounts which at times may exceed federally insured limits. The Company had approximately $2,270,000 of uninsured cash balances at December 31, 2006.

Securities trading transactions and commission income of the Company are recorded on a trade date basis.

All of the Company's financial instruments are carried at fair market value or amounts approximating fair market value due to their short term nature or quoted market prices. Changes in market values of securities owned are included in the determination of net income.

The Company provides for estimated losses on accounts receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables. Allowance for doubtful accounts was $125,000 at December 31, 2006.

Note 2 **Securities Owned, at Market**

Marketable securities owned are considered trading securities by management. At December 31, 2006, marketable securities consisted of equity securities ($1,692,985) and fixed income securities ($1,483,559).

Note 3 Transactions with Related Entities

The Company had the following 2006 transactions with its member and other affiliates that share common ownership:

Subordinated loans payable, January 1, 2006	($2,332,739)
Costs paid by Company for the benefit of affiliates	693,753
Costs paid by affiliates for the benefit of the Company	(371,554)
Cash paid by the Company to affiliates	22,165,733
Cash paid by affiliates to the Company	(18,675,193)
Loans receivable from affiliates, December 31, 2006	$1,480,000

Loans payable and loans receivable from affiliates do not bear interest and are payable on demand.

Note 4 Income Taxes

As a limited liability company, the Company does not pay income taxes at the entity level. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company's member includes the Company's taxable income in its income tax return.

Note 5 Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $3,428,884, which was $3,200,592 in excess of its required net capital (the greater of 6 2/3% of aggregate indebtedness or $150,000). The Company's aggregate indebtedness to net capital ratio was 1.00 to 1.

Note 6 Employee Benefit Plan

The Company has a qualified retirement savings plan covering eligible full-time employees.

Note 7 Financial Transactions with Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. In the event the customer or other party to a securities transaction is unable to fulfill its contracted obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to satisfy its customer-related obligations.

Note 8 Commitments and Contingencies

Operating Leases

The Company rents office space under non-cancelable operating lease agreements expiring through 2015. Certain leases are subject to rental increases. The Company is also required to pay its pro-rata share of utilities, real estate taxes and other costs under certain leases.

Minimum annual future rental payments under the operating leases, excluding utilities and other operating costs, follows:

Year Ending December 31,	
2007	$731,466
2008	607,467
2009	545,695
2010	560,105
2011	560,105
Thereafter	1,913,692
Totals	$4,918,530

Rent expense including utilities and other occupancy costs for the year ended December 31, 2006 was approximately $1,072,000.

SUPPLEMENTARY INFORMATION

RAFFERTY CAPITAL MARKETS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Total member's equity	$	6,493,077
Non-allowable assets		(2,678,073)
Net capital before haircuts on securities positions		3,815,004
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1[f])		(386,120)
NET CAPITAL	$	3,428,884
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$	3,424,387
Computation of basic net capital requirement:		
6 2/3% of aggregate indebtedness	$	228,292
Minimum net capital	$	150,000
Excess net capital	$	3,200,592
Excess net capital at 1000%	$	3,086,445
Ratio - aggregate indebtedness to net capital		1.00 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2006)

Net capital, as reported by Company (unaudited)	$	3,428,884
Adjustments:		-
NET CAPITAL (per above)	$	3,428,884

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MAILING ADDRESS:
NEW JERSEY OFFICE:
ONE BOLAND DRIVE
WEST ORANGE, NEW JERSEY 07052
973-243-9400 · 973-243-7810 FAX

NEW YORK OFFICE:
THE CHRYSLER BUILDING
405 LEXINGTON AVE 26TH FL.
NEW YORK, NY 10174
212-528-3100 · 212-528-3122 FAX

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C. RULE 17a-5

To the member of Rafferty Capital Markets, LLC:

In planning and performing our audit of the financial statements of Rafferty Capital Markets, LLC for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors, or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Cipolla Sziklay Assurance Services, L.L.C.

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.

West Orange, New Jersey
February 8, 2007

END